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                                                                     EXHIBIT 8.1


               [CURTIS, MALLET-PREVOST, COLT & MOSLE LETTERHEAD]


                                                                   July 22, 1996

The DII Group, Inc.
6273 Monarch Park Place
Suite 200
Niwot, CO 80503

Ladies and Gentlemen:

     We have acted as counsel to The DII Group, Inc., a Delaware corporation (the "DII Group") in connection with the proposed merger (the "Merger") of DII Merger Corp., a Delaware corporation and a wholly-owned subsidiary of the DII Group ("Merger Sub"), with and into Orbit Semiconductor, Inc., a Delaware corporation ("Orbit"), pursuant to the terms of the Agreement and Plan of Merger, dated as of June 9, 1996 (the "Merger Agreement"), by and among the DII Group, Merger Sub and Orbit. You have requested our opinion (the "Opinion") as to the U.S. federal income tax consequences of the Merger to the DII Group, Merger Sub, Orbit and the stockholders of Orbit.

     Unless otherwise indicated, capitalized terms not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

A.  DOCUMENTS

     In connection with this Opinion, we have examined and relied upon certain documents (the "Documents") provided by you. Documents that we have examined and upon which we have relied in giving this Opinion include, but are not limited to, (i) the Joint Proxy Statement/Prospectus included as part of the DII Group's Registration Statement on Form S-4, filed with the Securities and Exchange Commission (the "Commission") on June 25, 1996, as amended by Amendment No. 1 to said Registration Statement, filed with the Commission on July 22, 1996 (as amended, the "Registration Statement"), (ii) the Merger Agreement, (iii) Representation Letters executed by the DII Group, Merger Sub and Orbit on July 22, 1996 (collectively, the "Representation Letters") and (iv) Continuity of Interest Certificates provided by certain Orbit stockholders.

B.  ASSUMPTIONS


     In connection with our examination of the Documents, we have assumed the genuineness of all signatures, the authenticity of all Documents submitted to us as originals, and the conformity with originals of all Documents submitted to us as copies thereof.


     In addition, we have assumed that there is no plan or intention on the part of Orbit's stockholders (a "Plan") to engage in a sale, exchange, transfer or other disposition (including a distribution by a corporation to its stockholders) or any transaction that results in a reduction of risk of ownership, or a direct or indirect disposition of DII Group Common Stock to be received in the Merger that would reduce Orbit stockholders' ownership of DII Group Common Stock to a number of shares having an aggregate fair market value, as of the Effective Time of the Merger, of less than 50 percent of the value of all of the capital stock of Orbit outstanding immediately prior to the Merger. For this purpose, shares of Orbit Common Stock exchanged for cash in lieu of fractional shares of DII Group Common Stock or which are sold in contemplation of or in connection with the Merger shall be considered shares of Orbit Common Stock held by stockholders of Orbit immediately before the Merger that are exchanged in the Merger for shares of DII Group Common Stock and then sold pursuant to a Plan.
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C.  U.S. FEDERAL INCOME TAX CONSEQUENCES


     Based upon and subject to the foregoing, we are of the opinion that the Merger should qualify as a tax-free reorganization under Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"), and the DII Group, Merger Sub and Orbit will each be a party to the reorganization within the meaning of Section 368(b) of the Code. As a tax-free reorganization, the Merger should have the following U.S. federal income tax consequences for the DII Group, Merger Sub, Orbit, and the stockholders of Orbit:



          1. No gain or loss will be recognized by holders of Orbit Common Stock as a result of the exchange of such shares for shares of DII Group Common Stock pursuant to the Merger, except that gain or loss will be recognized on the receipt of cash, if any, received in lieu of fractional shares. Any cash received by a stockholder of Orbit in lieu of a fractional share will be treated as received in exchange for such fractional share and not as a dividend, and any gain or loss recognized as a result of the receipt of such cash will be a capital gain or loss equal to the difference between the cash received and the portion of the stockholder's adjusted tax basis in Orbit Common Stock allocable to such fractional share interest.


          2. The aggregate adjusted tax basis of the shares of DII Group Common Stock received by each stockholder of Orbit will equal the aggregate adjusted tax basis of such stockholder's shares of Orbit Common Stock (reduced by any amount allocable to any fractional share interest for which cash is received) exchanged in the Merger. The holding period for the shares of DII Group Common Stock received by each stockholder of Orbit will include the holding period for the shares of Orbit Common Stock of such stockholder exchanged in the Merger. Stockholders of Orbit who acquired their shares at different times and prices should consult their own tax advisors as to the determination of their adjusted tax basis and holding period with respect to the shares of DII Group Common Stock received in the transaction, as several methods of determination may be available.

          3. None of the DII Group, Merger Sub or Orbit will recognize a gain or loss as a result of the Merger.

                                    * * * *

     This Opinion is limited to the federal tax laws of the United States and we do not express any opinion concerning any other law nor do we express any opinion as to any matter not expressly discussed herein. In addition, this Opinion does not address all aspects of federal income taxation that may be relevant to particular stockholders and may not be applicable to all classes of stockholders including, without limitation, those who are not citizens or residents of the United States or who acquire DII Group Common Stock pursuant to the exercise of employee stock options or otherwise as compensation.

     There can be no assurance that the Internal Revenue Service or a court will agree with the conclusions reached herein. Further, this Opinion is based upon our analysis of current provisions of the Code, existing and proposed Treasury Regulations promulgated thereunder and current court and administrative rulings, all of which are subject to change, possibly on a retroactive basis. Any such change in the law or interpretations thereof could affect the conclusions set forth herein. No opinion is expressed as to the effect of such changes or interpretations and we undertake no responsibility to update this Opinion with respect thereto. In addition, no opinion is expressed as to the federal income tax consequences of the Merger if there is any material change in the facts as set forth in the Documents and representations described above and upon which we have relied in rendering this Opinion.

     This Opinion is provided for the sole use of the DII Group and Merger Sub, and may not be used or relied upon by or published to or communicated to any person or entity for any purpose whatsoever without the prior written consent of this firm.

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     We hereby consent to the filing of this Opinion as an exhibit to the
Registration Statement and further consent to all references to us in the Registration Statement and the Joint Proxy Statement/Prospectus constituting a part thereof. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission thereunder.

                                    Very truly yours,


                                    /s/  CURTIS, MALLET-PREVOST, COLT & MOSLE



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